November 20, 2019

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

       Re:     Enzo Biochem, Inc.
               Preliminary Proxy Statement on Schedule 14A filed by Harbert Discovery
                   Fund GP, LLC, Harbert Discovery Co-Investment Fund I, LP et al.
               Filed November 15, 2019
               File No. 1-09974

               Soliciting Material filed pursuant to Exchange Act Rule 14a-12 filed by
                   Harbert Discovery Fund GP, LLC, Harbert Discovery
Co-Investment
                   Fund I, LP et al.
               Filed September 17, 2019
               File No. 1-09974

Dear Mr. Klein:

       We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filings and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

Preliminary Proxy Statement

Proposal 2: Advisory Vote on the Company's Named Executive Officer Compensation, page 8.

1. Please update the disclosure and the card to specify whether the participants are voting for or against Proposal 2.
 Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
November 20, 2019
Page 2

Where can I find additional information concerning Enzo?

2. Please advise us when the participants anticipate distributing their proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Soliciting Material Filed on September 17, 2019 Pursuant to Exchange Act Rule 14a-12

3. Revise to clarify what is meant by the phrase "lifestyle business" and provide support for such meaning. Statements including this phrase on pages 1 and 5, without greater clarity as to their meaning, appear to impugn the character, integrity and personal reputation of the Board without adequate factual foundation. Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule
       14a-9.

The Case for Change at Enzo, page 3

4. With a view towards disclosure, please explain the meaning of "equal weight index" in the Note at the bottom of page 3.

History of Overpromising and Underdelivering, page 3

5. Refer to the statement on page 5, "[w]e have identified dozens of Company quotes substantively similar to the above." Please provide support for this statement.

The Opportunity at Enzo, page 5

6. Refer to the statement "...peers for the clinical services division and life sciences division trade for roughly 2.2x revenue and 6.5x revenue, respectively." With a view towards disclosure, please provide support for these financial metrics.
 Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
November 20, 2019
Page 3

Our Solution for Enzo, page 7

7.     Refer to the statement "During [Mr. Clemen's] tenures, shareholders of his past
       companies saw annualized returns of 33.7% and 38.0%, respectively." With a view towards disclosure, please provide support for these claimed returns.
                                             * * *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions